1701 Hollis Street Suite 400, Founders Square
TSX: GAM / NYSE: GRS / BSX: GL7	(P.O. Box 2067)
Halifax, Nova Scotia
B3J 2Z1, CANADA
Tel: +1 (902) 468-0614
Fax: +1 (902) 468-0631
www.gammongold.com

PRESS RELEASE

Gammon Gold Provides Updated Ocampo Production and Cash Cost Outlook for 2010

Halifax, June 28, 2010: Gammon Gold Inc. (“Gammon”) (TSX:GAM and NYSE:GRS): announces that due to the suspension of operations at the El Cubo mine located in Guanajuato State, Mexico, it is providing an updated 2010 production and cash cost outlook for the Ocampo mine. This adjusted outlook has assumed that the 154 contract workers and key pieces of underground mining equipment recently redeployed from El Cubo will be supporting expanded operations at Ocampo to the end of the year.

In 2010, at Ocampo, the Company expects to produce 100,000 to 110,000 ounces of gold and 4.40 to 4.95 million ounces of silver, or 180,000 to 200,000 gold equivalent ounces, using a gold-to-silver ratio of 55:1. Total cash costs for 2010 are expected to be $425 to $450 per gold equivalent ounce using the same gold-to-silver ratio of 55:1.

Production from Ocampo for the remainder of 2010 will be supported by:

  154 contract miners, including supervisors, surveyors, geologists and maintenance personnel, as well as 30 pieces of key underground mining fleet equipment from El Cubo have been redeployed to the Ocampo mine to expand underground operations. The workers are currently on site at Ocampo and are expected to have an immediate positive impact on operations as they become part of the regular rotation within the week.

  These additional workers and equipment will be deployed to focus primarily on advancing development at the Santa Eduviges, Belen, San Amado, Jesus Maria, Maria, Molinas Southwest, Rosario, and the southern extensions of Aventurero discoveries. These recent discoveries are not included in the 2009 Reserve and Resources statement.

  Development activities at the Santa Eduviges underground mine are well advanced and currently accessing development ore. Production of approximately 250 tonnes per day is anticipated later in the second half of 2010 that should provide additional high grade underground ore feed to the mill facility.

  The Phase III Ocampo mill expansion was commissioned in the second quarter of 2010 and in June the mill was operating at its targeted rate of between 3,300 and 3,400 tonnes per day with gold and silver recoveries currently at 95% and 82% respectively. Operations at the mill facility are expected to maintain steady-state productions levels over the balance of the year.

  In late June, the Company completed pre-stripping activities at the Refugio open pit, one of three open pits scheduled for production in 2010. As a result, ore is now being accessed from all three operating pits.

  We have accessed higher grade mineralization in the Picacho open pit during the second half of 2010. This high grade ore will provide additional ore feed for the mill facility.

  The heap leach expansion program was completed during the second quarter and stacking rates have increased to targeted levels of over 10,000 tonnes per day during June. Stacking rates are expected to increase to 11,000 to 12,000 during the third quarter of 2010.

Gammon Gold – 2010 Production Outlook
Production:	2010
Gold Ounces	100,000 to 110,000
Silver Ounces	4,400,000 to 4,950,000
Gold Equivalent(1)	180,000 to 200,000
Cash Cost per Gold Equivalent Ounce(1)(2)	$425 to $450
1.	Assumes a 55:1 gold-to-silver ratio
2.	Assumes a foreign exchange rate of 12.5 Mexican pesos to one U.S. dollar

“Operations at Ocampo continue to stabilize at targeted levels and the redeployment of our top contract workers and equipment from El Cubo will provide immediate and supplemental operational support to Ocampo. This expanded operating team will allow us to accelerate development of our new discoveries at Santa Eduviges, Belen and our many other promising targets” stated René Marion, President & Chief Executive Officer of Gammon Gold. “Management’s focus for the balance of the year will be on expanding productivity at our Ocampo mine as well as bringing new discoveries into production in 2011 and the acceleration of exploration programs at our properties.”

About Gammon Gold

Gammon Gold Inc. is a mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also owns the El Cubo mine in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State. The Company recently completed option purchase agreements to acquire the Mezquite Project in Zacatecas State, Mexico and the Venus Project located north of the Ocampo mine in Chihuahua State, Mexico. It also has recently signed a Letter of Intent to acquire the Los Jarros Project in Chihuahua State, Mexico. The Company is based in Halifax, Nova Scotia with an Executive Office in Toronto, Ontario.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Scott Perry	Anne Day
Chief Financial Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
416-646-3825	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F, which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices,, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2010 results, operating performance projections for 2009 and 2010, our ability to fully fund our business model internally, 2010 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, the ability to access grid power at Ocampo, further reduction in the open pit stripping ratio and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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